Filed by SXC Health Solutions Corp.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2(b) under
the Securities Exchange Act of 1934, as amended
Subject Company: National Medical Health Card Systems, Inc.
Commission File No. 000-26749

THE FOLLOWING IS A NEWS RELEASE ISSUED BY SXC HEALTH SOLUTIONS CORP. AND NATIONAL MEDICAL HEALTH SYSTEMS, INC. ON FEBRUARY 26, 2008.

SXC HEALTH SOLUTIONS CORP. TO ACQUIRE NATIONAL
MEDICAL HEALTH CARD SYSTEMS, INC.
•	Compelling strategic fit with highly complementary businesses
•	Transaction creates leader in Pharmacy Spend Management
•	$12-14 million of expected annual synergies identified
•	Transaction expected to be accretive to earnings per share in 2009
LISLE, IL, and PORT WASHINGTON, NY, February 26, 2008 - SXC Health Solutions Corp. (“SXC” or the “Company”) (NASDAQ: SXCI, TSX: SXC) and National Medical Health Card Systems, Inc. (“NMHC”) (NASDAQ: NMHC) today announced that the two companies have entered into a definitive agreement for SXC to acquire NMHC pursuant to an exchange offer. The purchase price will be funded with a combination of 70% cash and 30% SXC stock, resulting in a transaction value of approximately $143 million, or an estimated $11.00 per share of NMHC using the 20-day average closing price of SXC stock to value the share portion of the consideration. This represents a 13% premium to the 20-day average closing price of NMHC common stock. The boards of directors of both companies have unanimously approved the transaction, with NMHC’s majority shareholders representing approximately 55% of the total NMHC common shares outstanding on an as-converted basis having agreed to tender shares into the offer pursuant to the terms of a stockholder agreement.
The acquisition is expected to close in the second quarter of 2008, and is subject to various closing conditions, including a requisite number of NMHC common shares being tendered into the offer, SXC obtaining financing pursuant to a commitment letter with GE Healthcare Financial Services and regulatory approvals. SXC expects to begin to realize synergies in the first year, while continuing to invest in the migration of NMHC’s claims processing systems to the SXC platform. Excluding special items and including anticipated synergies, SXC expects the acquisition to be dilutive to SXC’s EPS in fiscal 2008 and accretive thereafter.
“The acquisition of NMHC is an essential step in our strategic evolution towards leadership in Pharmacy Spend Management and will create value for the companies’ customers, employees, and shareholders,” said Gordon S. Glenn, SXC’s Chairman and CEO. “NMHC’s base of 300 customers and 2.3 million lives under management, coupled with its established mail-order and specialty pharmacy operations, expands the capabilities of our full-service PBM offering and is complementary to our traditional software license and ASP business,” said Gordon S. Glenn, SXC’s Chairman and CEO. “In addition, NMHC has valuable relationships with industry consultants and provides us with a customer base that has critical mass with third-party administrators, managed Medicaid, state governments and Taft-Hartley organizations. This transaction helps us achieve our goal of providing a broad customer base with a comprehensive suite of technology and benefits-management services under a flexible and transparent pricing model.”
Mr. Glenn continued, “SXC has a truly unique business model, offering our clients a pathway for control of their pharmacy benefits program based upon their individual needs. We continue to invest aggressively in our core license and ASP processing offerings, and now with the acquisition of NMHC, we have greatly enhanced the capabilities of our informedRx™ full service PBM offering. We are the only company in the PBM space to offer customers such a broad portfolio of solutions.”
After closing, SXC’s competitive position will center on an innovative mix of market expertise, information technology, clinical capability, scale of operations and mail order and specialty pharmacy offerings. The combined company will be uniquely positioned to service a wide variety of healthcare payor organizations including health plans, Medicare, managed and fee-for-service state Medicaid plans, long-term care facilities, unions, third-party administrators (TPAs) and self-insured employers. The combined company also is also expected to benefit from cost synergies and enhanced opportunities for revenue growth and increased profitability.
“We believe that our strengths in providing a full-service suite of PBM offerings will blend well with SXC’s leadership in PBM information technology,” said Tom Erickson, NMHC’s Chairman and interim CEO. “We are looking forward to partnering with SXC to leverage their technical and market expertise to continue to strengthen and grow our own business. SXC is an emerging leader in the PBM industry with a strong financial foundation. We believe that our employees and shareholders will be pleased with the new opportunities the combined company offers.”
“We are also excited about the opportunity this combination offers us to better serve our customers,” Mr. Erickson continued. “The combination enhances our capabilities with advanced technology, new clinical programs, an expanded customer service organization, and increased financial flexibility. Furthermore, leveraging SXC’s technology will enable us to provide our customers with better execution, more sophisticated reporting, and expanded capabilities in areas such as Medicare Part D. We also believe our strong PBM skill set and culture will merge well with SXC’s informedRx™ offering, helping us move forward with SXC to offer a compelling and competitively differentiated market offering.”
Terms of the Transaction
A subsidiary of SXC will commence an exchange offer for shares of NMHC common stock. Tendering stockholders will receive $7.70 in cash and 0.217 shares of SXC common stock. If completed, the exchange offer will be followed by a back-end merger for the same consideration as that offered in the exchange offer. Under certain circumstances, SXC and NMHC have agreed that SXC will terminate the exchange offer and will instead seek to consummate the acquisition of NMHC by a one-step merger following the adoption of the merger agreement by NMHC’s stockholders. The exchange ratio is fixed, and will not fluctuate with changes in the market price of either stock, as such, approximately 2.9 million shares of SXC common stock will be issued for the transaction to be completed. SXC will finance a portion of the purchase price through a secured $48.0 million Term Loan combined with a $10.0 million revolver from a syndicate led by GE Healthcare Financial Services.
As a result of the transaction, the combined company expects to have approximately 24.0 million basic shares outstanding after the acquisition is complete, composed of 21.0 million currently outstanding shares of SXC common stock and 2.9 million shares of SXC common stock to be issued to NMHC shareholders.
Financial Considerations
SXC has identified synergy opportunities in operating expenses, revenue and capital expenditures. Expected synergy opportunities include approximately $6.0-8.0 million of cost savings and revenue opportunities in the first 12 months post-closing. This is expected to increase to $12.0-14.0 million or more in year two. SXC believes revenue synergy opportunities exist in network and rebate optimization, as well as in cross-sell opportunities with clinical programs, specialty pharmacy and mail service pharmacy.
It is anticipated that the combined balance sheet will include unrestricted cash in excess of $24.0 million and long-term debt of approximately $48.0 million.
The combined company will be headquartered in Lisle, Illinois, under the leadership of Gordon S. Glenn as Chairman and CEO. Mark Thierer of SXC will remain President and COO and Jeff Park, Senior Vice President, CFO and Secretary of SXC will serve in the same capacity. The parent company will continue to be SXC Health Solutions Corp. and NMHC will be treated as a wholly-owned subsidiary of the U.S. company (SXC Health Solutions, Inc.) and renamed informedRx™. Both SXC and NMHC currently have approximately 440 employees.

Advisors
In connection with the transaction, Houlihan Lokey is acting as financial advisor to SXC, Healthcare Growth Partners as strategic advisor and Sidley Austin LLP is legal counsel. JP Morgan is advising NMHC and Bass, Berry & Sims PLC is legal counsel.
Conference Call and Additional Materials
SXC and NMHC will hold a live combined conference call and simultaneous audio webcast with PowerPoint slides on Tuesday, February 26, 2008 at 8:30 a.m. ET to discuss this announcement. The conference call can be accessed by dialing 800-591-7539, or 416-644-3427. The webcast can be accessed through the investor section of SXC’s website at www.sxc.com or at www.newswire.ca. A telephone replay of the call will be available through March 4, 2008 and can be accessed by calling 877-289-8525, or 416-640-1917, and entering the passcode 21263905; a replay of the webcast will also be available at www.sxc.com
The press release, PowerPoint slides, Fact Sheet, conference call replay and transcript, and Q&A, will be available in the afternoon on Tuesday February 26, 2008 at www.sxc.com.
About NMHC
National Medical Health Card Systems, Inc. provides pharmacy benefit management (PBM) services in the United States. Its PBM services include electronic point-of-sale pharmacy claims management, retail pharmacy network management, mail service pharmacy claims management, specialty pharmacy claims management, Medicare Part D services, benefit design consultation, preferred drug management programs, drug review and analysis, consulting services, data access, and reporting and information analysis. It also owns and operates a mail service pharmacy and a specialty pharmacy. The company markets its services through direct sales force, brokers, and consultants. It serves managed care organizations, local governments, unions, corporations, health maintenance organizations, employers, workers’ compensation plans, third party health care plan administrators, and federal and state government programs through its network of licensed pharmacies. The company was founded in 1981 and is headquartered in Port Washington, New York.
About SXC Health Solutions Corp.
SXC Health Solutions Corp. (SXC) is a leading provider of pharmacy benefits management (PBM) services and healthcare IT solutions to the healthcare benefits management industry. The Company’s product offerings and solutions combine a wide range of software applications, application service provider (ASP) processing services and professional services, designed for many of the largest organizations in the pharmaceutical supply chain, such as Federal, provincial, and, state and local governments, pharmacy benefit managers, managed care organizations, retail pharmacy chains and other healthcare intermediaries. SXC is based in Lisle, Illinois with locations in; Scottsdale, Arizona; Warminster, Pennsylvania; Alpharetta, Georgia; Milton, Ontario and Victoria, British Columbia. For more information please visit www.sxc.com.

For more information, please contact:
Jeff Park	Dave Mason	Susan Noonan	Stuart Diamond
Chief Financial Officer	SXC Investor Relations — CDN	SXC Investor Relations — U.S.	CFO
SXC Health Solutions Corp.	The Equicom Group Inc.	The SAN Group, LLC	NMHC
Tel: (630) 577-3206	(416) 815-0700 ext. 237	(212) 966-3650	(516) 605-6640

investors@sxc.com	dmason@equicomgroup.com	susan@sanoonan.com	sdiamond@nmhc.com

Important Additional Information
This communication is neither an offer to purchase nor solicitation of an offer to sell securities. The exchange offer (the “Offer”) has not yet commenced. SXC Health Solutions Corp. (“SXC”) and Comet Merger Corporation intend to file a tender offer statement on Schedule TO and a Registration Statement on Form S-4 (or F-4 as applicable) with the Securities and Exchange Commission (the “SEC”) and National Medical Health Card Systems, Inc. (“NMHC”) intends to file a solicitation/recommendation statement on Schedule 14D-9, with respect to the Offer. BEFORE MAKING ANY DECISION WITH RESPECT TO THE OFFER, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders can obtain copies of these materials (and all other offer documents filed with the SEC) when available, at no charge on the SEC’s website: www.sec.gov. Copies can also be obtained at no charge by directing a request for such materials to SXC Health Solutions Corp., 2441 Warrenville Road, Lisle, Illinois 60532-3246, Attention: SXC Investor Relations or National Medical Health Card Systems, Inc., 26 Harbor Park Drive, Port Washington, New York 11050, Attention: Investor Relations Department. Investors and security holders may also read and copy any reports, statements and other information filed by SXC, Comet Merger Corporation or National Medical Health Card Systems, Inc. with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.
Forward-looking Statements
This communication contains forward-looking statements. Forward-looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “projects”, “intends”, “should”, “seeks”, “future”, continue”, or the negative of such terms, or other comparable terminology. Forward-looking statements are subject to risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors that could cause actual results to differ materially include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (2) the outcome of any legal proceedings that have been or may be instituted against NMHC or SXC and others following announcement of the merger agreement; (3) the inability to complete the Offer or the merger due to the failure to satisfy the conditions to the Offer and the merger, including SXC’s receipt of financing, the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of other required regulatory approvals; (4) risks that the proposed transaction disrupts current plans and operations and potential difficulties in employee retention as a result of the Offer or the merger; (5) the ability to recognize the benefits of the merger; (6) the actual terms of the financing obtained in connection with the Offer and the merger; (7) legislative, regulatory and economic developments; and (8) other factors described in filings with the SEC. Many of the factors that will determine the outcome of the subject matter of this communication are beyond NMHC’s and SXC’s ability to control or predict. The companies can give no assurance that any of the transactions related to the Offer will be completed or that the conditions to the Offer and the merger will be satisfied. The companies undertake no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise. The companies are not responsible for updating the information contained in this communication beyond the published date, or for changes made to this communication by wire services or Internet service providers.

THE FOLLOWING IS A POWERPOINT PRESENTATION THAT WAS POSTED ON THE SXC HEALTH SOLUTIONS CORP. WEBSITE (WWW.SXC.COM) ON FEBRUARY 26, 2008 AND PRESENTED IN CONNECTION WITH A CONFERENCE CALL AND SIMULTANEOUS AUDIO WEBCAST ON FEBRUARY 26, 2008.

SXC Acquisition of NMHC Gordon Glenn, Chairman & CEO, SXC Mark Thierer, President & COO, SXC Jeff Park, SVP Finance & CFO, SXC Tom Erickson, Chairman & CEO, NMHC

This communication is neither an offer to purchase nor solicitation of an offer to sell securities. The exchange offer (the "Offer") has not yet commenced. SXC Health Solutions Corp. ("SXC") and Comet Merger Corporation intend to file a tender offer statement on Schedule TO and a Registration Statement on Form S-4 (or F-4 as applicable) with the Securities and Exchange Commission (the "SEC") and National Medical Health Card Systems, Inc. ("NMHC") intends to file a solicitation/recommendation statement on Schedule 14D-9, with respect to the Offer. BEFORE MAKING ANY DECISION WITH RESPECT TO THE OFFER, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders can obtain copies of these materials (and all other offer documents filed with the SEC) when available, at no charge on the SEC's website: www.sec.gov. Copies can also be obtained at no charge by directing a request for such materials to SXC Health Solutions Corp., 2441 Warrenville Road, Lisle, Illinois 60532-3246, Attention: SXC Investor Relations or National Medical Health Card Systems, Inc., 26 Harbor Park Drive, Port Washington, New York 11050, Attention: Investor Relations Department. Investors and security holders may also read and copy any reports, statements and other information filed by SXC, Comet Merger Corporation or National Medical Health Card Systems, Inc. with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC's website for further information on its public reference room. Important Information

This communication contains forward-looking statements. Forward-looking statements may be identified by words such as "believes", "expects", "anticipates", "estimates", "projects", "intends", "should", "seeks", "future", continue", or the negative of such terms, or other comparable terminology. Forward-looking statements are subject to risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors that could cause actual results to differ materially include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (2) the outcome of any legal proceedings that have been or may be instituted against NMHC or SXC and others following announcement of the merger agreement; (3) the inability to complete the Offer or the merger due to the failure to satisfy the conditions to the Offer and the merger, including SXC's receipt of financing, the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of other required regulatory approvals; (4) risks that the proposed transaction disrupts current plans and operations and potential difficulties in employee retention as a result of the Offer or the merger; (5) the ability to recognize the benefits of the merger; (6) the actual terms of the financing obtained in connection with the Offer and the merger; (7) legislative, regulatory and economic developments; and (8) other factors described in filings with the SEC. Many of the factors that will determine the outcome of the subject matter of this communication are beyond NMHC's and SXC's ability to control or predict. The companies can give no assurance that any of the transactions related to the Offer will be completed or that the conditions to the Offer and the merger will be satisfied. The companies undertake no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise. The companies are not responsible for updating the information contained in this communication beyond the published date, or for changes made to this communication by wire services or Internet service providers. Forward-Looking Statements

Acquisition Announcement Unique mix of assets: information technology clinical capability scale of operations mail order specialty pharmacy Positioned to service a diversified mix of over 350 healthcare payors: Health plans Medicare Managed and fee-for-service state Medicaid plans Long-term care facilities Unions Third-party administrators (TPAs) Self-insured employers SXC and NMHC to create a strategic solution for Pharmacy Spend Management

Transaction Rationale Introduces the strategic solution for Pharmacy Spend Management across the healthcare continuum Expands capabilities of full-service PBM Complements traditional software license and ASP business Increases scale of informedRx(tm) operations Enhances customer diversification Adds over two dozen valuable relationships with industry consultants and brokers Offers significant revenue and cost synergies

Combined Company Highly complementary capabilities combining SXC's PBM technology expertise and NMHC's leadership in traditional PBM services Maintains legacy software license and ASP processing businesses while enhancing capabilities and competitiveness of PBM services group (informedRx) for customers needing comprehensive or 'a la carte' solutions NMHC's 2.3mm lives added to SXC's 1.5mm will drive economies of scale to negotiate better deals from manufacturers and pharmacies improves competitiveness and profitability for transparent offering Combined company with more than $700mm in annual revenue* Headquarters: Lisle, IL with offices in the US and Canada SXC has 6 locations NMHC has 8 locations Approximately 880 employees the strategic solution for Pharmacy Spend Management *combined revenue total for the respective trailing twelve month reporting periods

Leadership Gordon S. Glenn, Chairman and CEO Mark Thierer, President and COO Jeff Park, SVP Finance and CFO Greg Buscetto, SVP and General Manager, informedRx All 8 board members from SXC

SXC Strategy The Strategic Solution for Pharmacy Spend Management(tm)

Payor Market Services SXC NMHC Combined Technology Platform Transaction Processing a la carte PBM Services Traditional PBM services Clinical Management Mail Order Specialty

Diversified Client Mix SXC Client Mix NMHC Client Mix Combined Client Mix Unions Unions PBM Government Government LTC Other Other Employer/ TPA Employer/ TPA Health Plans Health Plans Employer/ TPA Government LTC Health Plans PBM Other

Tom Erickson, Chairman & CEO, NMHC

Financial Overview Jeff Park, SVP Finance & CFO, SXC

Terms of the Transaction Estimated(1) transaction value: $143mm or $11.00 per NMHC share (common and preferred on an as-converted basis) Consideration components: 70% cash/30% in SXC shares Approximately $100mm cash $48mm of purchase price financed via a Term Loan SXC will issue approx. 2.9mm common shares Expected closing: Q2 2008 Fixed exchange ratio: no collars 24mm basic shares outstanding post-deal Consideration for each NMHC common share on an as-converted basis: $7.70 cash plus 0.217 of a SXC common share 13% premium based on the respective 20-day average closing prices of NMHC and SXC common shares (1) Using the 20 day average closing price for SXC at time of announcement

Combined Financials Identified synergy opportunities in operating expenses, revenue and capital expenditures $6-8mm of expected cost savings and revenue opportunities in the first 12 months $12-14mm expected in year two and beyond Significant revenue synergy opportunities exist in network and rebate optimization, as well as in cross-sell opportunities with clinical programs, specialty pharmacy and mail service pharmacy Strong Balance Sheet: expected to have $24mm in cash and $48mm in long-term debt

Net Revenue Mix SXC Revenue Mix NMHC Gross Profit Mix Combined Net Revenue Mix Transaction Processing Maintenance Professional Services 9% 29% 18% 8% 4% 16% 55% 11% 9% 6% 91% 44% System Sales PBM/Mail Specialty

Financial Overview SXC NMHC NMHC (All numbers in millions) TTM to Sept 30, 2007 TTM to Dec 31, 2007 Quarter-ended Dec 31, 2007 Revenues $91.6 $624.8 $168.9 Gross Profit $53.9 $82.6 $20.6 % Margin 58.8% 13.2% 12.2% Operating Margin % 13.9% -0.1% 0.2% EBITDA (including stock-based compensation)* $17.7 $2.6 $2.3 % Margin 19.3% 0.4% 1.3% Net income (loss) $12.6 $(3.3) $0.8 Earnings (loss) per share $0.58 ($1.20)** $0.12** Shares outstanding (f/d) 21.8 12.9 12.9 Source: Yahoo Finance and SXC Financial Statements *EBITDA is a non-GAAP measure and includes stock-based compensation **Per common share

Outlook Mark Thierer, President & COO, SXC

Key Growth Objectives Increased Transaction Volumes Add new customers Existing customers expand their base Organic market growth Increase Price Per Transaction Sell additional PBM services to new and existing customers Can be purchased on a full-service or a-la-carte basis "Pull-through" PBM products/services to established customer base Mail-order Specialty pharma Retail network management

Key Growth Strategies Aggressively pursue opportunities where SXC's unique portfolio of solutions fit hand-in-glove with emerging market needs. Sell informedRx(r) Solution Self-insured employers, unions and governments Small to medium sized health plans Target large Public Sector fee-for-service opportunities State Medicaid Federal plans Provincial plans Aggressively pursue large health plan technology upgrades Sell Resident Care Management(tm) offerings throughout the LTC/Institutional Pharmacy market

Transaction Summary Combined company will be a leader in Pharmacy Spend Management across the healthcare continuum Highly complementary capabilities across service offering Solution offerings range from licensed technology platforms to full PBM services Significant identifiable cost and revenue synergies Experienced management team Strong balance sheet

Contact Info SXC Health Solutions, Inc. Jeff Park, Chief Financial Officer, SXC Health Solutions, Inc., (630) 577-3206, investors@sxc.com Dave Mason, Investor Relations - Canada, The Equicom Group Inc., (416) 815-0700 ext. 237, dmason@equicomgroup.com Susan Noonan, Investor Relations - U.S., The SAN Group, LLC, (212) 966-3650, susan@sanoonan.com NMHC Stuart Diamond, Chief Financial Officer, NMHC, (516) 605-6640, sdiamond@nmhc.com Evan Smith, Investor Relations, Financial Dynamics, (212) 850-5606, evan.smith@fd.com

Summary Non-GAAP Financial Measure Non-GAAP Financial Measure SXC reports its financial results in accordance with Canadian generally accepted accounting principles ("GAAP"). SXC's management also evaluates and makes operating decisions using various other measures. One such measure is EBITDA, which is a non-GAAP financial measure. SXC's management believes that this measure provides useful supplemental information regarding the performance of SXC's business operations. EBITDA is a non-GAAP measure that management believes is a useful supplemental measure of operating performance prior to net interest income (expense), income taxes, depreciation, amortization, debt service, and certain other one-time charges. Management believes it is useful to exclude depreciation, amortization and net interest income (expense) as these are essentially fixed amounts that cannot be influenced by management in the short term. Lastly, debt service and certain other one-time charges (including lease termination charges and losses on disposals of capital assets) are excluded as these are not recurring items. Management believes that EBITDA provides useful supplemental information to management and investors regarding the performance of the Company's business operations and facilitates comparisons to its historical operating results. Management also uses this information internally for forecasting and budgeting as it believes that the measure is indicative of the Company's core operating results. Note however, that EBITDA is a performance measure only, and it does not provide any measure of the Company's cash flow or liquidity. Non- GAAP financial measures should not be considered as a substitute for measures of financial performance in accordance with GAAP, and investors and potential investors are encouraged to review the reconciliation of EBITDA. EBITDA does not have a standardized meaning prescribed by GAAP. The Company's method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.

THE FOLLOWING IS AN SXC INVESTORS QUESTION AND ANSWER THAT WAS POSTED ON THE SXC HEALTH SOLUTIONS CORP. WEBSITE (WWW.SXC.COM) ON FEBRUARY 26, 2008.

SXC Investors
1)	What is the rationale for this acquisition?
This decision is one that has been made based on careful consideration by both companies and we believe this acquisition will have a positive impact on all the stakeholders of both SXC and NMHC, including customers, shareholders and employees. The combination of the two companies will help us execute the SXC growth strategy of becoming “The Strategic Solution for Pharmacy Spend Management” by giving the combined company a unique mix of scale, technology, clinical expertise, breadth of market and offerings for mail order and specialty pharmacy. Our market segments will include health plans, public sector, managed Medicaid, long term care, Taft-Hartley organizations, brokers, TPAs and self-insured employers. The services of the combined organization will span the full spectrum of support including RxCLAIM suite (License and ASP Transaction Models), Private Label PBM, à la Carte PBM Services and Full-Service PBM (informedRx™).
2)	What are the benefits of this acquisition to SXC’s customers, shareholders and employees?
The transaction will combine SXC’s expertise in pharmacy spend management, information technology along with NMHC’s leadership in pharmacy clinical programs. Additionally, the combination of both books of business will have a diversified mix of clients (over 300)- unions, TPA’s, employer groups, Health Plans, and managed care organizations along with increasing significant relationships with brokers and consultants. The additional 2.3 million lives to our existing 1.5 million lives could potentially drive better economies of scale, which will translate into improved competitiveness for our transparent offering, and more profits to the combined entity.
Benefits of the acquisition include:
•	It accelerates the growth of the PBM side of SXC’s business

•	It provides SXC with a mail and specialty pharmaceutical offering

•	It provides significant opportunities for expense and revenue synergies

•	The combined company will emerge as the leader in pharmacy spend management by expanding presence in markets such as Managed Medicaid, Taft-Hartley organizations, self-insured employers, Medicare Part D, state governments, brokers and TPAs

•	The combination enhances capabilities to better serve both SXC and NMHC’s existing customers with advanced technology, new clinical programs, mail order pharmacy and specialty drug distribution and management

•	The new scale of the organization provides more capability to invest in extension of product and service leadership

•	This continues the tradition of valuation discipline on SXC’s part

•	The purchase price substantially down from 52 week high
3)	Is NMHC a client of SXC? What is the significance of that?
SXC and NMHC have a current vendor/client relationship and SXC has had almost three years operational experience with NMHC under a software license, professional services and outsource arrangement. This is significant because the key to a successful integration is a rapid consolidation of all of NMHC’s claims processing on the SXC RxCLAIM platform and elimination of duplication of support. We believe that this transition also holds tremendous value for the entire existing NMHC client base and will ultimately strengthen these relationships and the market position of the combined InformedRx entity.

4)	Why are you buying NMHC instead of other PBMs in the market?
We have been reviewing a number of transaction opportunities over the last several years, including a few in the PBM space, and feel NMHC fills most of the criteria we set out for an acquisition including payer focus, recurring revenue, significant cost and revenue synergies.
5)	Who approached whom?
Due to the confidentiality of this process, we cannot discuss these details.
6)	How long have you been working on this acquisition?
The two companies have known each other since our formal client/vendor relationship was established in 2005 and both organizations immediately recognized the potential benefits of a business combination.
7)	What other types of businesses were you looking at to acquire?
We continue to look at companies with complementary capabilities related to expanding our role as the leader in Pharmacy Spend Management. However, at this time both companies are working diligently on finalizing this transaction and preparing for an effective integration.
8)	What are the terms of the acquisition?
We are paying for the company using consideration components of 70% cash and 30% stock and we expect the closing to occur in the second quarter of 2008. The transaction consideration for each NMHC common share or preferred share on an as-converted basis is $7.70 of cash and 0.217 of an SXC common share. This exchange ratio is fixed and will not fluctuate based on changes in the market price of either stock.
The total transaction is valued at approximately $143 million or an estimated $11.00 (using the 20-day average closing price of SXC shares at the time of announcement to value the stock component of the transaction) per each of the approximate 12.9 million common shares of NMHC on an as-converted basis. For NMHC shareholders this represents a premium of approximately 13% of the 20-day average closing price of NMHC shares.
Approximately $100 million of the purchase price will be paid in cash with $48 million of that amount financed through a term loan. 2.9 million shares of SXC common stock will be issued and post deal there will be 24 million shares outstanding.
9)	Why is SXC doing a cash and stock deal?
After careful consideration of the financing opportunities coupled with the current uncertainties in the debt markets, we felt that a modest amount of SXC stock would lower the risk of a heavy debt load and provide more flexibility for financing future growth.
10)	When does the acquisition officially take place?
We expect the transaction to close in the second quarter of 2008, subject to regulatory and other approvals. Until the acquisition is complete, however, each company will continue to operate independently.
11)	What is the status of the two companies until the acquisition is completed?

Until the acquisition is complete, each company will continue to operate independently; however, the effort to consolidate NMHC’s primary IT systems on the SXC platform will continue to move ahead. It is important to note that this process was identified independently by NMHC management as a key objective prior to the initiation of talks involving the merging of the organizations.
12)	What will the new company be called and where will it be headquartered?
The parent company will continue to be SXC Health Solutions Corp. and NMHC will be a wholly owned subsidiary of SXC Health Solutions, Inc. and renamed informedRx™. The combined company will be headquartered in Lisle, IL with facilities in the United States and Canada.
13)	Who will run the combined company?
The combined company will be led by Gordon Glenn as Chairman and CEO. Mark Thierer will remain President and COO and Jeff Park will continue as CFO and secretary of SXC. We expect to retain several of NMHC’s key executives with the exception of some of the “C Suite”.
14)	Who will be on the board?
The board of directors will be comprised of all eight directors from SXC’s current board.
15)	Where does each company currently have offices and will any be closed?
SXC currently has four offices in the U.S. and two in Canada with the corporate headquarters in Lisle, IL. NMHC currently has 8 geographic locations: Corporate offices in Port Washington, NY; PBM and clinical operations in Pittsburg, PA; mail order operations in Miramar, FL: Specialty Pharma in Portland, ME; call centers in Latham, NY and Sacramento, CA; and account management offices in Little Rock, AR and Honolulu, HI. We do expect to consolidate some operations during the first year. However, no specific locations for closure have been identified at this time.
16)	How many employees does will the combined company have and will there be layoffs?
At the time of closing, both SXC and NMHC each have approximately 440 employees. We do expect a reduction in force as operations are combined and the IT platforms are consolidated.
17)	What does the NMHC mix of customers look like?
NMHC’s book of business is 28% union, 19% Health Plans, 15% TPAs, 15% government, 5% employees and 15% other (Part D, hospice, worker’s comp, etc.)
18)	Are you abandoning the transparent fee per claim pricing model?
No, not at all. Quite a bit of NMHC’s current business is based upon a fee per claim model. We are prepared to bid contracts in what ever manner that the client requires.
19)	How will the combined sales force be configured?

The sales forces of informedRx and NMHC will be combined. NMHC brings additional sales expertise in Taft-Harley, TPAs and Brokers. They also have a sales staff for specialty pharmaceuticals.
20)	What platforms are the PBM clients running on?
PBM clients are on the SXC RxCLAIM and McKesson’s PHI platforms. The transition plan calls for all clients to be migrated to the RxCLAIM system.
21)	How will the acquisition impact SXC’s relationship with any key customers?
We anticipate no negative effects on either company’s relationships with existing customers and we expect to reach out to these customers to ensure that they are informed of the transaction and the positive impact it should have on their relationship with the combined organization.
22)	What are the potential issues/risks you face?
NMHC’s clients acceptance of a new platform, customer retention, firewalls, geography and staff retention are the greatest risks we see.
23)	Does this acquisition change SXC’s strategy?
No. It is an extension of our existing strategy. It is part of a broad focus on repositioning the Company for aggressive future growth.
24)	Who are the investment banks and lawyers involved in the deal?
In connection with the transaction, Houlihan Lokey is acting as financial advisor to SXC and Sidley Austin LLP is legal counsel. JP Morgan is acting as financial advisor to NMHC and Bass, Berry & Sims PLC is legal counsel.
25)	Do you expect Hart-Scott-Rodio /Federal Trade Commission concerns for the acquisition?
No.
26)	Is the acquisition accretive to earnings?
SXC expects the acquisition to be dilutive to SXC’s 2008 GAAP earnings per share, excluding the one-time, transaction-related adjustments and costs. The transaction is expected to be accretive in 2009.
27)	How much in synergies have you identified for 2008 for the newly merged enterprise? In 2009?
We have identified synergy opportunities in operating expenses, revenue and capital expenditures. Available synergy opportunities include approximately $6.0-8.0 million of identified cost savings and revenue opportunities in the first 12 months post-closing. This is expected to increase to $12.0-14.0 million or more in year two. Revenue synergy opportunities exist in network and rebate optimization, as well as in cross-sell opportunities with clinical programs, specialty pharmacy and mail service pharmacy.

28)	Did you need to do this acquisition to continue growing the business?
No, we did not need to acquire NMHC to be successful; however, both companies agreed to this acquisition after careful consideration and we are enthusiastic about the opportunities that are in front of us as a combined company.
29)	What is management’s 2008 guidance for with the combined company?
We are not prepared to share 2008 numbers at this time. In compliance with regulatory requirements, SXC and NMHC will remain separate and independent companies and joint activities between the two companies will be restricted until the completion of the transaction. Specific transition details will be made available at or around deal closing.
30)	What would the combined pro forma CY 2007 revenues and gross profits be? In 2008?
SXC will report fiscal 2007 year end numbers on March 5th; however, for the respective trailing twelve month reporting periods, SXC and NMHC reported an aggregate of $715 million in revenues and $136 million in gross margin. We are not prepared to share 2008 guidance at this time.
31)	What is NMHC’s EBITDA and what multiple of that are you paying?
NMHC’s quarter ending December 31, 2007 “adjusted EBITDA” which excludes stock compensation expense was reported as $2.9 million. On a run rate basis this would represent an EV ratio to adjusted EBITDA is about 12.3 times without synergies.
32)	How many shares outstanding would there be in the combined company?
There will be approximately 24 million basic shares of the company outstanding after the acquisition is complete.
33)	Will you report revenue on a gross drug spend basis post-merger?
It is not contemplated that either SXC or NMHC will change its current accounting policies relative to revenue recognition. Certain PBM contracts will report gross revenue including the cost of drugs and other transparent contracts will report administrative fees as revenue.
34)	Who are the major shareholders of each company?
SXC:
Acuity Investment Management, Inc.
Federated Kaufman Investment Management
RS Investment Management
Janus Capital Management
Natcan Investment
AGF Funds
Sceptre Investment
Oberweis Asset
Franklin Advisers
Goodman and Co.
I.G. Investment Management

Jones Heward Investment
Montrusco Bolton
Synergy Asset
MFC Global
Pembroke Management
Kern Capital
NMHC:
New Mountain Partners, LP
New Mountain Affiliated Investors, LP
Discovery Equity Partnership, LP
BCL Capital Management
Millennium Management, LLC
S.A.C. Capital Advisors, LLC
Pequot Capital Management, Inc.
T. Rowe Price Assoc.
Lord Abbett & Co.
Highbridge Capital Management, LLC
Wellington Management Company, LLC
Cortland Associates, Inc.
DFA
H&Q Life Science Investors
Tamarack Micro Cap Value FD
Vanguard
John Hancock
Valic Co. Health Science FD
35)	Which sell side analysts cover each company?
SXC:
Blair Abernethy, Thomas Wiesel Partners Inc.
Tom Liston, CFA, Versant Partners
Gabriel Leung, Paradigm Capital
Glenn Jamieson, CFA, Macquarie Bank
Richard Tse, CA, CFA, National Bank Financial
Paul Steep, MBA, Scotia Capital
Ranjit Narayanan, CFA, MGI Securities
Lawrence Rhee, CA, CFA, MBA Blackmont Capital
Husein Kirefu, Evergreen Capital
Alex Grassino, MSc, Laurentian Bank
David MacDonald, SunTrust Robinson Humphrey
Corey Tobin, William Blair & Company LLC
Michael J. Baker, Raymond James & Associates, Inc
Michael Minchak, CFA, JP Morgan
Donald Hooker, CFA, UBS
Charles Rhyee CIBC World Markets, Inc.
Jackson Spears Capstone Investments
NMHC:
David MacDonald, SunTrust Robinson Humphrey
Michael Minchak, CFA, JP Morgan
Glenn Garmont, Broadpoint Capital

36)	Do you anticipate taking any large charges/write offs?
There may be restructuring changes to the combined company as the operations are integrated.
37)	What does the balance sheet and cash position of the combined company look like?
The combined balance sheet is anticipated to have unrestricted cash in excess of $24 million and long-term debt of approximately $48 million.

Important Additional Information
This communication is neither an offer to purchase nor solicitation of an offer to sell securities. The exchange offer (the “Offer”) has not yet commenced. SXC Health Solutions Corp. (“SXC”) and Comet Merger Corporation intend to file a tender offer statement on Schedule TO and a Registration Statement on Form S-4 (or F-4 as applicable) with the Securities and Exchange Commission (the “SEC”) and National Medical Health Card Systems, Inc. (“NMHC”) intends to file a solicitation/recommendation statement on Schedule 14D-9, with respect to the Offer. BEFORE MAKING ANY DECISION WITH RESPECT TO THE OFFER, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders can obtain copies of these materials (and all other offer documents filed with the SEC) when available, at no charge on the SEC’s website: www.sec.gov. Copies can also be obtained at no charge by directing a request for such materials to SXC Health Solutions Corp., 2441 Warrenville Road, Lisle, Illinois 60532-3246, Attention: SXC Investor Relations or National Medical Health Card Systems, Inc., 26 Harbor Park Drive, Port Washington, New York 11050, Attention: Investor Relations Department. Investors and security holders may also read and copy any reports, statements and other information filed by SXC, Comet Merger Corporation or National Medical Health Card Systems, Inc. with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.
Forward-looking Statements
This communication contains forward-looking statements. Forward-looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “projects”, “intends”, “should”, “seeks”, “future”, continue”, or the negative of such terms, or other comparable terminology. Such statements include, but are not limited to, statements about the expected benefits of the transaction involving SXC and NMHC, including potential synergies and cost savings, future financial and operating results, and the combined company’s plans and objectives. In addition, statements made in this communication about anticipated financial results, future operational improvements and results or regulatory approvals are also forward-looking statements. Such forward-looking statements are subject to risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors that could cause actual results to differ materially include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (2) the outcome of any legal proceedings that have been or may be instituted against NMHC or SXC and others following announcement of the merger agreement; (3) the inability to complete the Offer or the merger due to the failure to satisfy the conditions to the Offer and the merger, including SXC’s receipt of financing, the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of other required regulatory approvals; (4) risks that the proposed transaction disrupts current plans and operations and potential difficulties in employee retention as a result of the Offer or the merger; (5) the ability to recognize the benefits of the merger; (6) the actual terms of the financing obtained in connection with the Offer and the merger; (7) legislative, regulatory and economic developments; and (8) other factors described in filings with the SEC. Many of the factors that will determine the outcome of the subject matter of this communication are beyond NMHC’s and SXC’s ability to control or predict. SXC can give no assurance that any of the transactions related to the Offer will be completed or that the conditions to the Offer and the merger will be satisfied. SXC undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise. SXC is not responsible for updating the information contained in this communication beyond the published date, or for changes made to this communication by wire services or Internet service providers.